Mail Stop 0306


						     June 20, 2005



Via U.S Mail and FAX (772) 781-4778

James C. Rushing III.
Chief Financial Officer
Ultrastrip Systems, Inc.
3515 S.E. Lionel Terrace
Stuart, Florida 34997


	Re:	Ultrastrip Systems, Inc.
		Form 10-KSB/A for Year Ended December 31, 2004
		Filed 5/2/05
		File No. 000-25663

Dear Mr. Rushing:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Item 8A - Controls and Procedures, page 24

1. Your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "in timely alerting them to material information which is required to be included in our periodic reports filed with the SEC..." may confuse an investor into believing that your evaluation was limited to only those functions. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. To the extent you continue to include a description of disclosure controls and procedures, please ensure that your description is consistent with the one outlined in Rule 13a-15(e) of the Exchange Act.


Financial Statements

Statement of Changes in Capital Deficit, page F-4

2. We note that you debit Accumulated Deficit for the preferred stock dividends. Per SAB Topic 3C, the charge should be made against additional paid in capital in absence of retained earnings. Please revise future filings to comply with SAB Topic 3C or tell us why you believe your treatment is appropriate.


Note 4.  Investment in Affiliates, page F-10

3. We note that you have a 49.9% interest in UltraStrip Japan and the remaining 50.1% interest is split amongst five separate owners. You state that you account for the joint venture using the equity method because your investment is not majority owned or controlled. Please provide details to support your conclusion regarding the accounting for your interest in the joint venture considering the provisions of
APB No. 18 and SFAS 94. In your response, tell us who controls the day-to-day activities of the joint venture and discuss your representation on the board of directors or similar oversight of the joint venture. Tell us and revise future filings to disclose your obligation to provide additional funding, inventory or equipment to the joint venture. Secondly, tell us how you have considered the provisions of FIN 46 and FIN 46R in concluding that the entity should not be consolidated in your financial statements.


4. We refer you to your disclosures regarding transactions with UltraStrip Japan on page 16. You disclose that you are selling a system to a third party, who will then lease the system to UltraStrip
Japan, your joint venture. Tell us how you plan to account for the sale of the system to the third party. Clarify why you will be required to raise $1 million in order to complete the sale. If this is a funding commitment and you plan to recognize revenue on the sale, tell us why you believe such accounting would be appropriate.
Revise future filings to clarify your accounting for the transaction and to clearly describe the nature of any contingencies involved in the sale of the system.


Note 7. Notes Payable, page F-11

5. Notes (iii) through (vii) on page F-14 discuss liabilities which were converted to a total of 2,835,274 shares of your common stock.
In Note 8 on page F-15, you state that 3,510,274 shares of common stock were issued to lenders in exchange for $3,644,906 of debt and accrued interest. We note these amounts also appear on your Statement of Changes in Capital Deficit. Please reconcile between the disclosures on page F-14 and the disclosures on page F-15 as well as the Statement of Changes in Capital Deficit.


Note 14. Commitment and contingences, page F-23

6. On page 16, you state that you plan to spend $500,000 in the first four months of 2005 to support the Water Culture Network. In light of your working capital deficit and going concern disclosures, please tell us and revise future filings to disclose what obligations you have as a founding sponsor to this network and how you plan to fulfill these obligations.


Exhibit 31.1

7. We note that the certification filed contains an extra paragraph that is not currently set forth in Item 601(b)(31) of Regulation S-B.
The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 33-8238. Accordingly, please revise future filings to include the certification in the form currently set forth in Item 601(b)(31) of
Regulation S-B.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Kevin Vaughn, Reviewing Accountant, at (202) 551-3643, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,




							   	Michele Gohlke
						Branch Chief
Mr. James C. Rushing III.
Ultrastrip Systems, Inc.
June 20, 2005
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